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                                                      Exhibit 4.2

                     NOTICE OF ASSUMPTION OF
                ACC CONSUMER FINANCE CORPORATION
                     1995 STOCK OPTION PLAN


          Pursuant to the Agreement and Plan of Merger dated as of August 24, 1997 (the "Agreement") among Household International, Inc. ("Household"), Household Auto Corporation and ACC Consumer Finance Corporation ("ACC"), as of the Effective Time (as defined in the Agreement), Household assumed the ACC 1995 Stock Option Plan (the "Plan"). All options outstanding under that Plan are exercisable for shares of Household common stock based upon an Option Exchange Ratio (as defined in the Agreement) of .191254. Pursuant to resolutions of the ACC Board of Directors adopted on August 24, 1997, all options outstanding under the Plan as of the Effective Time were fully vested and are immediately exercisable. Other than the adjustment to the number of shares subject to each option and the related exercise price, each option outstanding under the Plan will continue to have, and is subject to, the same terms and conditions as set forth in the Plan immediately prior to the Effective Time.

          Dated this 21st day of October, 1997,

                                   HOUSEHOLD INTERNATIONAL, INC.



                                   /s/ Paul R. Shay
                                   -----------------------------
                                   Paul R. Shay
                                   Assistant General Counsel and
                                     Corporate Secretary

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